UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

SCHEDULE 13G

_____________________

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Tuya, Inc.

(Name of Issuer)

Class A ordinary shares, $0.00005 par value per share

(Title of Class of Securities)

90114C1071

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

________________________

1 There is no CUSIP Number assigned to the Class A Ordinary Shares. CUSIP Number 90114C107 has been assigned to the American Depositary Shares (“ADSs”) of Tuya, Inc., which are quoted on the New York Stock Exchange under the symbol “Tuya.” Each ADS represents one Class A Ordinary Share.

CUSIP No. 90114C107	13G	Page 2 of 23 Pages

1	NAMES OF REPORTING PERSON(S) New Enterprise Associates 14, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 114,084,633 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 114,084,633 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,084,633 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 90114C107	13G	Page 3 of 23 Pages

1	NAMES OF REPORTING PERSON(S) NEA Partners 14, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 114,084,633 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 114,084,633 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,084,633 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 90114C107	13G	Page 4 of 23 Pages

1	NAMES OF REPORTING PERSON(S) NEA 14 GP, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 114,084,633 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 114,084,633 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,084,633 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.6%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 90114C107	13G	Page 5 of 23 Pages

1	NAMES OF REPORTING PERSON(S) NEA 15 Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 114,084,633 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 114,084,633 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,084,633 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 90114C107	13G	Page 6 of 23 Pages

1	NAMES OF REPORTING PERSON(S) NEA Partners 15-OF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 114,084,633 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 114,084,633 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,084,633 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 90114C107	13G	Page 7 of 23 Pages

1	NAMES OF REPORTING PERSON(S) NEA 15 GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 114,084,633 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 114,084,633 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,084,633 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 90114C107	13G	Page 8 of 23 Pages

1	NAMES OF REPORTING PERSON(S) Forest Baskett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 114,084,633 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 114,084,633 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,084,633 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 90114C107	13G	Page 9 of 23 Pages

1	NAMES OF REPORTING PERSON(S) Anthony A. Florence, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 114,084,633 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 114,084,633 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,084,633 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 90114C107	13G	Page 10 of 23 Pages

1	NAMES OF REPORTING PERSON(S) Patrick J. Kerins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 103,571,768 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 103,571,768 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,571,768 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 90114C107	13G	Page 11 of 23 Pages

1	NAMES OF REPORTING PERSON(S) Mohamad H. Makhzoumi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 114,084,633 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 114,084,633 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,084,633 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 90114C107	13G	Page 12 of 23 Pages

1	NAMES OF REPORTING PERSON(S) Scott D. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 114,084,633 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 114,084,633 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,084,633 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 90114C107	13G	Page 13 of 23 Pages

Item 1(a).	Name of Issuer:

Tuya, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

10/F, Building A, Huace Center, Xihu District, Hangzhou City, Zhejiang, 310012, People’s Republic of China.

Item 2(a).	Names of Persons Filing:

This statement is being filed by New Enterprise Associates 14, L.P. (“NEA 14”); NEA 15 Opportunity Fund, L.P. (“NEA 15-OF”); NEA Partners 14, L.P. (“NEA Partners 14”), which is the sole general partner of NEA 14; NEA Partners 15-OF, L.P. (“NEA Partners 15-OF” and, collectively with NEA Partners 14, the “GPLPs”), which is the sole general partner of NEA 15-OF; NEA 14 GP, LTD (“NEA 14 GP”), which is the sole general partner of NEA Partners 14; NEA 15 GP, LLC (“NEA 15 GP” and, collectively with the GPLPs and NEA 14 GP, the “Control Entities”), which is the sole general partner of NEA Partners 15-OF; and Forest Baskett (“Baskett”), Anthony A. Florence, Jr. (“Florence”), Patrick J. Kerins (“Kerins”), Mohamad H. Makhzoumi (“Makhzoumi”), Scott D. Sandell (“Sandell”) and Peter W. Sonsini (“Sonsini”).

Each of Baskett, Florence and Sandell is a director of NEA 14 GP and manager of NEA 15 GP (the “Dual Managers”). Kerins is a director of NEA 14 GP. Florence, Makhzoumi and Sandell are each a member of the Executive Committee of NEA Management Company, LLC (the “Executive Committee”).

The persons named in this Item 2(a) are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of NEA 14, NEA 15-OF, each of the Control Entities, Kerins and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett and Makhzoumi is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.

Item 2(c).	Citizenship:

Each of NEA 14 and NEA Partners 14 is a Cayman Islands exempted limited partnership. NEA 14 GP is a Cayman Islands exempted company. Each of NEA 15-OF and NEA Partners 15-OF is a Delaware limited partnership. NEA 15 GP is a Delaware limited liability company. Each of the Dual Managers, Kerins and Makhzoumi is a United States citizen.

Item 2(d).	Title of Class of Securities.

Class A ordinary share, $0.00005 par value (“Ordinary Shares”).

Item 2(e).	CUSIP Number.

90114C107.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 90114C107	13G	Page 14 of 23 Pages

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

NEA 14 is the record owner of 103,571,768 Ordinary Shares as of September 30, 2024 (the “NEA 14 Shares”). As the sole general partner of NEA 14, NEA Partners 14 may be deemed to own beneficially the NEA 14 Shares. As the sole general partner of NEA Partners 14, NEA 14 GP likewise may be deemed to own beneficially the NEA 14 Shares. As the individual directors of NEA 14 GP, each of the Dual Managers and Kerins also may be deemed to own beneficially the NEA 14 Shares. As an individual member of the Executive Committee, which committee has been delegated certain approval rights with respect to dispositions of the NEA 14 Shares, Makhzoumi may also be deemed to own beneficially the NEA 14 Shares.

NEA 15-OF is the record owner of 10,512,865 Ordinary Shares as of September 30, 2024 (the “NEA 15-OF Shares” and together with the NEA 14 Shares, the “Firm Shares”). As the sole general partner of NEA 15-OF, NEA Partners 15-OF may be deemed to own beneficially the NEA 15-OF Shares. As the sole general partner of NEA Partners 15-OF, NEA 15 GP likewise may be deemed to own beneficially the NEA 15-OF Shares. As the individual managers of NEA 15 GP, each of the Dual Managers and Makhzoumi also may be deemed to own beneficially the NEA 15-OF Shares.

By virtue of their relationship as affiliated entities, whose controlling entities have substantially overlapping individual controlling persons, each of NEA 14, NEA 15-OF, the Control Entities, each of the Dual Managers and Makhzoumi may be deemed to share the power to direct the disposition and vote of the Firm Shares.

(b)	Percent of Class: See Line 11 of cover sheets. The percentages set forth on the cover sheet for each Reporting Person are calculated based on 504,387,299 Ordinary Shares reported by the Issuer to be outstanding as of September 30, 2024 on the Form 6-K, as filed with the Securities and Exchange Commission on October 8, 2024.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such Securities except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Sonsini has ceased to own beneficially five percent or more of the Issuer’s Ordinary Shares as a result of ceasing to be a manager of NEA 14 and NEA 15 GP.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 90114C107	13G	Page 15 of 23 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d–1(c).

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 90114C107	13G	Page 16 of 23 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    November 1, 2024.

NEW ENTERPRISE ASSOCIATES 14, L.P.

By:	NEA PARTNERS 14, L.P. General Partner

By:	NEA 14 GP, LTD General Partner

By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

NEA PARTNERS 14, L.P.

By:	NEA 14 GP, LTD General Partner

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

NEA 14 GP, LTD

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

CUSIP No. 90114C107	13G	Page 17 of 23 Pages

NEA 15 Opportunity Fund, L.P.

By:	NEA PARTNERS 15-OF, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

NEA PARTNERS 15-OF, L.P.

By:	NEA 15 GP, LLC General Partner

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

NEA 15 GP, LLC

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

CUSIP No. 90114C107	13G	Page 18 of 23 Pages

                              *

Forest Baskett

                              *

Anthony A. Florence, Jr.

                              *

Patrick J. Kerins

                              *

Mohamad H. Makhzoumi

                              *

Scott D. Sandell

                              *

Peter W. Sonsini

 */s/ Zachary Bambach

 Zachary Bambach

 As attorney-in-fact

This Amendment No. 2 to the Schedule 13G was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 90114C107	13G	Page 19 of 23 Pages

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Tuya, Inc.

EXECUTED this 1st day of November, 2024.

NEW ENTERPRISE ASSOCIATES 14, L.P.

By:	NEA PARTNERS 14, L.P. General Partner

By:	NEA 14 GP, LTD General Partner

By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

NEA PARTNERS 14, L.P.

By:	NEA 14 GP, LTD General Partner

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

NEA 14 GP, LTD

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

CUSIP No. 90114C107	13G	Page 20 of 23 Pages

NEA 15 Opportunity Fund, L.P.

By:	NEA PARTNERS 15-OF, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

NEA PARTNERS 15-OF, L.P.

By:	NEA 15 GP, LLC General Partner

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

NEA 15 GP, LLC

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

CUSIP No. 90114C107	13G	Page 21 of 23 Pages

                              *

Forest Baskett

                              *

Anthony A. Florence, Jr.

                              *

Patrick J. Kerins

                              *

Mohamad H. Makhzoumi

                              *

Scott D. Sandell

                              *

Peter W. Sonsini

 */s/ Zachary Bambach

 Zachary Bambach

 As attorney-in-fact

This Agreement was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 90114C107	13G	Page 22 of 23 Pages

Exhibit 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Zachary Bambach, Nicole Hatcher and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, including, without limitation, Forms 3, 4 and 5 and Schedules 13D and 13G (and any amendments thereto), and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), including, but not limited to, signing a Form ID for and on behalf of the undersigned and filing such Form ID with the SEC, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney is perpetual, unless revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 29th day of February, 2024.

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Ali Behbahani
Ali Behbahani

/s/ Ronald D. Bernal
Ronald D. Bernal

/s/ Ann Bordetsky
Ann Bordetsky

/s/ Carmen Chang
Carmen Chang

/s/ Philip Chopin
Philip Chopin

/s/ Anthony A. Florence, Jr.
Anthony A. Florence, Jr.

/s/ Jonathan Golden
Jonathan Golden

/s/ Scott Gottlieb
Scott Gottlieb

CUSIP No. 90114C107	13G	Page 23 of 23 Pages

/s/ Mark Hawkins
Mark Hawkins

/s/ Jeffrey R. Immelt
Jeffrey R. Immelt

/s/ Aaron Jacobson
Aaron Jacobson

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Hilarie Koplow-McAdams
Hilarie Koplow-McAdams

/s/ Vanessa Larco
Vanessa Larco

/s/ Julio C. Lopez
Julio C. Lopez

/s/ Tiffany Le
Tiffany Le

/s/ Mohamad H. Makhzoumi
Mohamad H. Makhzoumi

/s/ Edward T. Mathers
Edward T. Mathers

/s/ Gregory Papadopoulos
Gregory Papadopoulos

/s/ Kavita Patel
Kavita Patel

/s/ Scott D. Sandell
Scott D. Sandell

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Peter Sonsini
Peter Sonsini

/s/ Melissa Taunton
Melissa Taunton

/s/ Paul E. Walker
Paul E. Walker

/s/ Rick Yang
Rick Yang